UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Commercial Metals Company

(Exact name of registrant as specified in its charter)

Delaware	1-4304	75-0725338
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6565 N. MacArthur Blvd. Irving, Texas	75039
(Address of principal executive offices)	(Zip Code)

Jody K. Absher

Vice President, General Counsel and Corporate Secretary

(214) 689-4300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

This report is being filed by Commercial Metals Company (together with its consolidated subsidiaries, “CMC”) for the year ended December 31, 2019, in compliance with Rule 13p-1 (the “Rule”) of the Securities Exchange Act of 1934, as amended.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to establish reporting and disclosure requirements in support of mandates under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

CMC manufactures, recycles and markets steel and metal products, related materials and services through a network of facilities that includes seven electric arc furnace (“EAF”) mini mills, two EAF micro mills, two rerolling mills, steel fabrication and processing plants, construction-related product warehouses, and metal recycling facilities in the United States and Poland. CMC’s core business is the manufacture and sale of steel products. CMC operates steel mills in the United States and Poland.

CMC conducted a centrally coordinated product review to identify conflict minerals, as defined by the SEC, which exist in products manufactured and sold by CMC, and which are necessary to the functionality or production of those products. For the year ended December 31, 2019, CMC engaged procurement and product experts across all product lines and business units to conduct the review.

With regard to products manufactured and sold by CMC, it is CMC’s finding that any conflict minerals contained in such products originated solely from scrap metal sources and are unnecessary to the functionality or production of such products. Although some residual amount of the derivatives of tin, tantalum or tungsten may be present in steel products manufactured and sold by CMC, such conflict minerals come from scrap metal sources. Further, such conflict minerals are not necessary to the functionality or production of the steel products manufactured by CMC.

Reasonable Country of Origin Inquiry

CMC conducted a reasonable country of origin inquiry (“RCOI”) in good faith and in full consideration of the SEC’s guidance for the year ended December 31, 2019. Specifically, CMC identified the suppliers of any such raw materials and requested vendor certifications, in the form of the Conflict Minerals Reporting Template specifically designed to determine whether conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by the SEC, (collectively, the “Covered Countries”) or were obtained from recycled or scrap sources, as defined by the SEC. This information was accumulated and summarized to determine whether further due diligence procedures were necessary, and to determine the applicable Form SD reporting requirements. Given the results, no further due diligence procedures were required.

Reasonable Country of Origin Inquiry Conclusion

CMC has evaluated the results of the RCOI in good faith and in full consideration of the SEC’s guidance, and finds no reason to believe that any conflict minerals present in steel products manufactured and sold by CMC are necessary to the functionality or production of those products or originated in the Covered Countries.

Other Information

The information in this Form SD is also publicly available on the “Investors” section, “SEC Filings” subsection, of the Company’s website at www.cmc.com. This link is provided for convenience only. The content of CMC’s Internet website does not constitute a part of this Form SD.

Item 1.02	Exhibit

Not required.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMMERCIAL METALS COMPANY

Date: May 29, 2020	By:	/s/ Jody K. Absher
	Name:	Jody K. Absher
	Title:	Vice President, General Counsel and Corporate Secretary